FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1 Name and address of Company

Avricore Health Inc.

810-789 West Pender Street
Vancouver BC V6C 1H2

Item 2 Date of Material Change
August 6, 2019

Item 3 Press Release

News Release, dated August 6, 2019, disseminated via GlobeNewswire under section 7.1 of National Instrument 51-102

Item 4 Summary of Material Change

See attached copy of the August 6, 2019 news release.

Item 5 Full Description of Material Change

See attached copy of the August 6, 2019 news release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Bob Rai, CEO of the Issuer, is knowledgeable about the material change and this report. His business telephone number is 604-247-2639.

Item 9 Date of Report
August 6, 2019

“Bob Rai”
CEO